Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Schedules

2026 Annual General Meeting for October 23, 2026

SINGAPORE — September 28, 2026 — Amber International Holding Limited (“Amber International” or the “Company”) (NASDAQ: AMBR), today announced that it will hold its 2026 annual general meeting on October 23, 2026 at 9:00 a.m. (Singapore time) or on October 22, 2026 at 9:00 p.m. (New York time) in Singapore.

Date:	October 23, 2026 (Singapore Time) or October 22, 2026 (New York Time)

Time:	09:00 a.m. (Singapore time) or 09:00 p.m. (New York Time)

Location:	1 Wallich Street, #30-02 Guoco Tower, Singapore

The annual general meeting will be devoted to the following proposals:

1.	As a special resolution, to approve the grant of a one-off incentive share award to Mr. Michael Wu, consisting of an aggregate of 23,469,189 Class B ordinary shares, which shall be fully vested and issued on October 23, 2026, and all transactions contemplated thereby, including the issuance of such Class B ordinary shares pursuant thereto;
2.	As an ordinary resolution, to approve and ratify the appointment of Mr. Michael Wu as a director and chairman of the board of directors of the Company;
3.	As an ordinary resolution, to approve and ratify the appointment of Ms. Jie Jiao as an independent director of the Company;
4.	As an ordinary resolution, to approve and ratify the appointment of Ms. Vicky Wang as a director of the Company;
5.	As an ordinary resolution, to approve and ratify the appointment of Mr. Yi Bao as a director of the Company;
6.	As an ordinary resolution, to approve and ratify the appointment of Ms. Noorsurainah Tengah as an independent director of the Company;
7.	As an ordinary resolution, to approve and ratify the appointment of Mr. Daniel-Philippe Mamadou-Blanco as an independent director of the Company;
8.	As an ordinary resolution, to confirm, approve and ratify the Company's Post-IPO Share Incentive Plan, as amended and restated by the board of directors of the Company on May 16, 2025, including the increase of the share reserve to 11,000,000 Class A ordinary shares and the annual increase under Section 3.1 thereof; and
9.	As an ordinary resolution, to act upon such other matters as may properly come before the Company’s annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on September 28, 2026 (New York Time) are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s 2025 Annual Report containing the complete audited financial statements and the report of auditors for the year ended December 31, 2025 are available on the Investor Relations Section of the Company’s website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), is a technology company that builds specialized AI agents for high-value, high-stakes use cases. Drawing on deep domain expertise, trusted financial infrastructure, and experience serving sophisticated users, the Company develops agents that move beyond answering questions to understanding intent, maintaining context, and executing complex workflows on behalf of users. Its first two agents are in the market: Ambre, a consumer agent for personal finance, and MIA, an agent for growth and marketing workflows. Headquartered in Singapore, Amber International is listed on the Nasdaq Stock Market. For more information, visit https://ir.ambr.io.

For media and investor inquiries, please contact:

In Asia:	In the United States:
Amber International Holding Limited	International Elite Capital Inc.
Media Relations Team	Annabelle Zhang
Phone: +65 6022 0228	Phone: +1 (646) 866-7928
E-mail: pr@ambr.io | ir@ambr.io	E-mail: amber@iecapitalusa.com